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                                                  Filed by Rainforest Cafe, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                          Subject Company: Rainforest Cafe, Inc.
                                                     Commission File No. 0-27366

THE FOLLOWING IS A LETTER TO SHAREHOLDERS DISSEMINATED BY RAINFOREST CAFE ON APRIL 10, 2000:


                              RAINFOREST CAFE, INC.
                             720 South Fifth Street
                            Hopkins, Minnesota 55343


                                                              April 10, 2000


Dear Rainforest Shareholder:

         The April 18th Special Meeting of Shareholders to approve the Rainforest/Landry's merger is now only a few days away and, according to our records, we have not yet received your WHITE proxy card. No matter how many or how few shares you own, your vote on the merger is extremely important.

         As you may know, Institutional Shareholder Services (ISS), the nation's leading independent proxy advisory firm, recently published a report urging its clients to support the merger. In its report, ISS stated that ". . . absent a higher offer, the Landry's offer represents the best alternative to shareholders."

         In order to give you every opportunity to vote your shares, we are enclosing a duplicate WHITE proxy card and an envelope from an overnight courier with instructions on how to arrange a free pickup and delivery of your WHITE proxy card to us.

         As an alternative to returning your WHITE proxy card by overnight delivery, you also can return your WHITE proxy card by fax. If you have a fax machine available, you can vote your shares by faxing both sides of your WHITE proxy card to the firm which is assisting us in the solicitation of proxies, Innisfree M&A Incorporated. Their fax number is (212) 750-5799.

         If you have any questions or need assistance in voting your shares, either by overnight courier or by fax, please call Innisfree M&A Incorporated, toll free, at 1-888-750-5834.


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         Again, we thank you for your continued support.

                                                     Sincerely,




                                                     Lyle Berman
                                                     Chairman of the Board